U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  November 3, 2005                                 By:   /s/  W. Shaun  Jackson
                                                                                    W. Shaun Jackson
                                                                                    Executive Vice President and
                                                                                    Chief Financial Officer

Kingsway Announces Acquisition of HI Holdings

Toronto, Ontario (October 31, 2005) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced the closing of the previously announced acquisition of HI Holdings, Inc. (HI) for approximately U$25 million. The transaction includes HI’s wholly owned Zephyr Insurance Company Inc. (Zephyr). HI and Zephyr were formed in 2000 by its current shareholders that include Everest Reinsurance Company, Guy Carpenter & Company, Inc., Hannover Ruckversicherung AG, and Island Holdings, Inc. Philo Smith & Co. acted as financial advisor to HI.

“Zephyr’s operating niche complements a core Kingsway business strategy of providing products and services to specific, defined segments of the insurance marketplace” said Bill Star, President & Chief Executive Officer of Kingsway Financial Services, Inc. “This transaction is also consistent with our interest in acquiring profitable businesses that provide geographic and product diversification. Zephyr is a well run organization and we look forward to the company’s continued success as part of Kingsway.”

Zephyr is the leading provider of residential hurricane insurance coverage in the State of Hawaii. For the first nine months of 2005, Zephyr generated Gross Premiums Written of U$40 million and is projected to write approximately U$50 million in Gross Premiums Written for 2005. Kingsway currently operates in the State of Hawaii through Lincoln General Insurance Company, and American Service Insurance Company is also licensed to transact business in the State.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the sixth largest non-standard automobile insurer in North America according to A.M.Best. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through ten wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco Insurance Company and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General, York Fire and American Service are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY INCREASES NET INCOME BY 23% IN Q3 AND 28% YEAR TO DATE

Toronto, Ontario (November 3, 2005) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced financial results for the third quarter and nine months ended September 30, 2005 (Canadian dollars except where indicated).

Q3 2005 Highlights

•	Diluted earnings per share increased 22% to $0.66 (U$0.55)

•	Income before income taxes increased 20% to $44.4 million (U$37.1 million)

•	Net income increased 23% to $37.5 million (U$31.3 million)

•	Net operating income of $28.0 million (U$23.3 million)

•	Combined ratio of 97.8%

•	Underwriting profit of $12.1 million (U$10.0 million)

•	Annualized return on equity of 16.8%

•	Book value per share increased 11% to $15.87 (15% to U$13.65) from year end

Net income increased 23% to $37.5 million compared to $30.6 million in the third quarter of 2004 and in U.S. dollars increased 34% to U$31.3 million from U$23.4 million last year. Net income for the nine months ended September 30, 2005 was a record $121.0 million (increased 39% to U$99.1 million), an increase of 28% over the $94.7 million (U$71.2 million) reported for the same period last year.

Return on equity (annualized) was 16.8% in the quarter compared to 15.4% in the same quarter of 2004, and 19.0% for the year to date compared to 16.8% for the same period last year. Diluted earnings per share increased 22% to $0.66 (34% to U$0.55), compared to $0.54 (U$0.41) for the third quarter of 2004. For the nine month period, diluted earnings per share increased by 27% to a record $2.13 (38% to U$1.74) over the $1.68 (U$1.26) for the same period last year.

“We are very pleased with our results for the third quarter and the year to date,” said Bill Star, President & Chief Executive Officer. “These results are a reflection of Kingsway’s strong geographical and product diversification. Over the last few quarters we have experienced competitive conditions in several of our U.S. markets, however, we believe the recent industry events will lead to an increased focus on underwriting profitability. As a result, we anticipate profitable growth opportunities will arise in the next several quarters particularly in the fragmented U.S. markets.”

Net Operating Income

Net operating income for the third quarter declined 3% to $28.0 million (increased 5% to U$23.3 million) or $0.49 (U$0.41) diluted earnings per share compared with $28.9 million (U$22.2 million) or $0.51 (U$0.39) diluted earnings per share for the third quarter of 2004. For the first nine months of 2005 net operating income increased 18% to $94.0 million (28% to U$76.8 million) or $1.65 (U$1.35) diluted earnings per share compared with $79.8 million (U$60.2 million) or $1.41 (U$1.07) diluted earnings per share for the first nine months of 2004. Net operating income is a non-GAAP measure defined by the Company as net income excluding after-tax net realized gains and losses on investments.

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Premiums

During the third quarter of 2005, gross premiums written declined 12% to $543.9 million (declined 4% to U$452.3 million), compared with $618.7 million (U$473.0 million) in the third quarter last year. Gross premiums written were $1.78 billion (U$1.46 billion) for the first nine months of 2005, compared to $2.03 billion (U$1.53 billion) for the same period last year. In the quarter, U.S. operations represented 65% (67% year to date) of gross premiums written, compared with 69% (71% year to date) in the third quarter last year.

Trucking, non-standard automobile and commercial automobile premiums represented 30%, 29% and 13%, respectively, of gross premiums written in the first nine months compared with 29%, 35% and 12%, respectively, for the same period last year. For the first nine months of 2005 gross premiums written from commercial lines represented 55% (52% same period last year) and personal lines represented 45% (48% same period last year).

For the quarter gross premiums written from U.S. operations decreased 17% to $351.4 million (decreased 10% to U$292.2 million) compared with $424.0 million (U$324.0 million) last year. For the nine months, gross premiums written by U.S. operations were $1.20 billion (U$980.0 million) compared to $1.45 billion (U$1.09 billion) last year. The decline in premiums written by our U.S. operations compared to the previous year is attributable to competitive pricing in some non-standard automobile markets and the termination of certain programs. Gross premiums written from Canadian operations were $192.5 million (U$160.1 million) for the quarter compared to $194.7 million (U$149.0 million) in Q3 last year and for the year to date were $582.3 million (U$475.4 million) compared to $584.9 million (U$439.5 million) for the same period last year.

Net premiums written increased 2% to $532.3 million (U$442.5 million) compared with $519.5 million (U$397.2 million) for the third quarter of last year, and were $1.74 billion (U$1.42 billion) year to date compared to $1.76 billion (U$1.32 billion) for the first nine months of 2004. Premiums ceded to reinsurers represented 2.1% of gross premiums written (2.3% year to date) compared to 16.0% in Q3 last year (13.4% year to date).

Net premiums earned declined 6% to $554.6 million (increased 2% to U$461.4 million) for the quarter compared with $592.5 million (U$453.3 million) for the third quarter last year. For the first nine months of 2005, net premiums earned were $1.65 billion (U$1.35 billion) compared with $1.76 billion (U$1.33 billion) in the same period last year. For U.S. operations, net premiums earned decreased 14% to $358.0 million (U$297.8 million) compared with $417.2 million (U$319.2 million) in the third quarter of 2004. Net premiums earned from Canadian operations increased by 12% to $196.6 million (U$163.6 million) compared with $175.3 million (U$134.1 million) in Q3 last year. For the first nine months of 2005 net premiums earned from U.S. operations were $1.11 billion (U$905.4 million) compared to $1.27 billion (U$956.9 million) last year, and for the Canadian operations were $539.7 million (U$441.2 million) and $491.6 million (U$370.2 million), respectively.

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Underwriting Profit & Combined Ratio

The combined ratio was 97.8% (97.0% year to date) resulting in an underwriting profit of $12.1 million (U$10.0 million) in the quarter and $48.7 million (U$39.7 million) year to date. For the quarter, the U.S. operations combined ratio was 97.8% (98.4% Q3 last year) which produced an underwriting profit of $8.0 million ($6.7 million Q3 last year). Canadian operations combined ratio was 97.9% (93.6% Q3 last year) which produced an underwriting profit of $4.1 million ($11.2 million Q3 last year). For the year to date, U.S. operations combined ratio was 97.0% (98.5% last year) which produced an underwriting profit of $33.6 million ($19.3 million last year), and for Canadian operations was 97.2% (95.5% last year), with an underwriting profit of $15.1 million ($22.2 million last year).

For the third quarter, the loss ratio for Canadian operations was 70.0% (70.1% year to date) compared to 69.3% (70.4% year to date) last year. During the third quarter the Company incurred losses of approximately $3.0 million ($4.8 million in Q3 last year) related to storms in Canada which increased the loss ratio for the Canadian operations by 1.5% for the quarter and 0.6% year to date. For the U.S. operations the loss ratio improved to 65.6% (67.2% year to date) compared to 69.4% (70.5% year to date) last year. During the third quarter the Company incurred losses of approximately $2.6 million (U$2.1 million) related to storms in the United States which increased the loss ratio for the U.S. operations by 0.7% for the quarter and 0.2% year to date.

As a result of improved loss ratios on U.S. program business, the accrual for profit-sharing commission in the third quarter has been increased by $15.1 million (U$12.5 million) compared to $2.5 million (U$1.9 million) for the same quarter last year and by $39.2 million (U$33.1 million) year to date compared to $6.6 million (U$5.2 million) for the nine months of 2004. The increased accrual for profit-sharing commission increased the U.S. operations expense ratio by 4.2% in the quarter and 3.5% for the year to date in 2005, and increased the consolidated expense ratio by 2.7% in the quarter and by 2.3% for the year to date.

Investment Income

For the quarter, investment income increased 8% to $26.9 million (U$22.5 million) compared with $24.9 million (U$19.1 million) for the third quarter of 2004. For the year to date, investment income increased by 17% to $83.3 million (U$68.1 million) compared to $71.3 million (U$53.7 million) last year. Net realized gains amounted to $13.8 million (U$11.7 million) compared with $2.1 million (U$1.5 million) in the third quarter of 2004. Net realized gains after-tax were $9.5 million (U$8.0 million) or $0.17 (U$0.14) diluted earnings per share compared with $1.7 million (U$1.2 million) or $0.03 (U$0.02) diluted earnings per share in the third quarter of 2004.

For the first nine months of 2005 net realized gains were $36.3 million (U$30.0 million) compared with $18.2 million (U$13.4 million) in the first nine months of last year. On an after-tax basis, net realized gains were $27.0 million (U$22.3 million) or $0.48 (U$0.39) diluted earnings per share compared with $14.9 million (U$11.0 million) or $0.26 (U$0.19) diluted earnings per share for the first nine months of last year.

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Net unrealized gains at September 30, 2005 on the investment portfolio were $45.0 million (U$38.7 million) or $0.80 (U$0.68) per share outstanding as compared to $73.7 million (U$61.3 million) or $1.31 (U$1.09) per share outstanding at the end of 2004. Net unrealized gains on the common shares portfolio were $60.1 million (U$51.7 million) or $1.07 (U$0.92) per share outstanding at September 30, 2005 compared to $67.6 million (U$56.3 million) or $1.20 (U$1.00) per share outstanding at the end of 2004.

Duration is a measure used to estimate the extent market values of fixed maturity investments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed maturity investments by $75.7 million at September 30, 2005, representing 2.8% of the $2,711.3 million fair value fixed maturity investment portfolio.

Balance Sheet

Total assets as at September 30, 2005 are $4.3 billion (U$3.7 billion) compared to $4.2 billion (U$3.5 billion) at the end of 2004. Despite unrealized currency translation adjustment decreasing book value per share by $0.59 in the quarter ($0.39 year to date), book value per share increased by 11% since the beginning of the year to $15.87 (U$13.65).

The investment portfolio, including cash increased 7% to $3,309.5 million (U$2,846.4 million), compared to $3,104.5 million (U$2,582.8 million) as at December 31, 2004. At September 30, 2005, 29% of the fixed income portfolio matures in less than one year and 53% matures after one year and in less than five years. The fair value of the investment portfolio including cash represents $59.40 (U$51.09) per common share at September 30, 2005.

The Company reported net favourable development in the provision for unpaid claims occurring prior to December 31, 2004 of approximately $1.9 million (U$1.6 million) during the third quarter of 2005. During the first nine months of 2005 net unfavourable reserve development decreased to $6.4 million (U$4.9 million) or 0.3% of unpaid claims at the beginning of the year. Provisions for unpaid claims have been increased by 4% to $2,102.6 million (U$1,808.4 million) compared to $2,030.4 million (U$1,689.2 million) at the end of 2004.

Currency

The supplementary information contained in this press release contains selected financial information expressed in U.S. dollars. For the quarter ended September 30, 2005 net income and diluted earnings per share increased by 34% to U$31.3 million and U$0.55 respectively and for the year to date increased 39% to U$99.1 million and U$1.74, respectively. Book value per share grew by 15% from December 31, 2004 to U$13.65.

A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. During the third quarter of 2005, the Canadian dollar has continued to appreciate against the U.S. dollar thereby affecting the comparability of results. Had the results of the U.S. operations been translated at the same exchange rates as last year, net income and earnings per share for the quarter would have been further increased by $1.8 million ($6.7 million year to date) and $0.03 ($0.12 year to date), respectively.

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Quarterly Dividend

The Board of Directors today approved the payment of the Company’s quarterly dividend to shareholders of $0.05 per share. The dividend payment will be made on December 30, 2005 to shareholders of record as at December 15, 2005.

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2004 Annual Report. Further information about our financial results and condition can be found in the Company’s Annual Report and other filings.

Conference Call

The Company will have its quarterly conference call today at 5:00pm (EST). The call may be accessed by telephone at 1-800-814-4857. A live broadcast of the conference call can be accessed at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1249820 or through a link from our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

Annual Investor Day

The Company will be hosting its annual Investor Day on Wednesday, November 9th starting at 8:30am at the TSX Conference Centre located at The Exchange Tower, 2 First Canadian Place, Toronto, Ontario. Executives of Kingsway Financial and several of the subsidiaries will be speaking regarding their company’s operations.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2004 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the sixth largest non-standard automobile insurer in North America according to A.M.Best. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco Insurance Company and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General, York Fire and American Service are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and nine months ended September 30, 2005 and 2004
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Sept 30:		9 months to Sept 30:
	2005	2004	2005	2004
	(unaudited)

Gross premiums written	$543,889	$618,656	$1,782,595	$2,031,081

Net premiums written	$532,250	$519,459	$1,740,923	$1,759,557

Revenue:
Net premiums earned	$554,559	$592,466	$1,648,421	$1,763,160
Investment income	26,944	24,927	83,342	71,320
Net realized gains	13,804	2,057	36,328	18,184

	595,307	619,450	1,768,091	1,852,664
Expenses:
Claims incurred	372,359	411,389	1,123,117	1,242,196
Commissions and premium taxes	121,895	105,731	341,422	332,082
General and administrative expenses	48,191	57,492	135,174	147,412
Interest expense	8,269	7,615	23,057	20,546
Amortization of intangibles	156	174	476	529

	550,870	582,401	1,623,246	1,742,765

Income before income taxes	44,437	37,049	144,845	109,899
Income taxes	6,937	6,443	23,848	15,238

Net income	$ 37,500	$ 30,606	$ 120,997	$ 94,661

Earnings per share:
Basic:	$0.66	$0.54	$2.15	$1.68
Diluted:	$0.66	$0.54	$2.13	$1.68

Weighted average shares outstanding in (’000s):
Basic:	56,467	56,174	56,405	56,100
Diluted:	56,965	56,543	56,857	56,461

Claims ratio	67.1%	69.4%	68.1%	70.4%
Expense ratio	30.7%	27.6%	28.9%	27.2%
Combined ratio	97.8%	97.0%	97.0%	97.6%

Underwriting profit	$ 12,114	$ 17,854	$ 48,708	$ 41,470
Return on equity (annualized)	16.8%	15.4%	19.0%	16.8%
Book value per share			$15.87	$14.12

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	Sept 30 2005 (unaudited)	Dec 31 2004

ASSETS
Cash	$ 80,614	$ 104,698
Investments	3,228,884	2,999,841
Accrued investment income	29,698	25,297
Accounts receivable and other assets	355,012	395,241
Due from reinsurers and other insurers	264,498	312,996
Deferred policy acquisition costs	170,436	170,576
Income taxes recoverable	--	12,535
Future income taxes	62,222	57,871
Capital assets	71,557	70,336
Goodwill and intangible assets	78,149	80,919

	$4,341,070	$4,230,310

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Loan payable	$ 83,198	$ 72,002
Accounts payable and accrued liabilities	110,175	132,635
Fund withheld payable to reinsurer	56,900	94,586
Income taxes payable	4,529	--
Unearned premiums	759,006	762,472
Unpaid claims	2,102,592	2,030,449
Senior unsecured indebtedness	223,338	228,250
Subordinated indebtedness	105,224	108,781

	3,444,962	3,429,175

SHAREHOLDERS’ EQUITY
Share capital	474,879	471,886
Issued and outstanding number of common shares
56,471,120 – September 30, 2005
56,210,250 – December 31, 2004
Contributed surplus	3,955	2,285
Currency translation adjustment	(156,187)	(133,967)
Retained earnings	573,461	460,931

	896,108	801,135

	$4,341,070	$4,230,310

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three and nine months ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

	Quarter to Sept 30:		9 months to Sept 30:
	2005	2004	2005	2004
	(unaudited)

Retained earnings, beginning of period	$ 538,785	$393,981	$ 460,931	$329,926
Net income for the period	37,500	30,606	120,997	94,661
Common share dividends	(2,824)	--	(8,467)	--

Retained earnings, end of period	$ 573,461	$424,587	$ 573,461	$424,587

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at September 30, 2005 and December 31, 2004
(In thousands of Canadian dollars)

1.	Investments:

		Sept 30, 2005

	Carrying amount	Fair value

Term deposits	$ 456,954	$ 455,460
Bonds:
Government	520,170	521,515
Corporate	1,749,329	1,734,286
Preferred shares	1,500	1,511
Common shares	394,766	454,911
Financed premiums	106,165	106,165

	$3,228,884	$3,273,848

		December 31, 2004

	Carrying amount	Fair value

Term deposits	$ 317,853	$ 317,626
Bonds:
Government	590,050	592,693
Corporate	1,662,783	1,666,447
Preferred shares	--	--
Common shares	324,323	391,964
Financed premiums	104,832	104,832

	$2,999,841	$3,073,562

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
For the three and nine months ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

2.	Underwriting Results:

The underwriting results for the Company’s operations were as follows:

	Quarter to Sept 30:		9 months to Sept 30:
	2005	2004	2005	2004

Underwriting Profit
Canada	$ 4,087	$ 11,201	$ 15,069	$ 22,194
U.S.	8,027	6,653	33,639	19,276

Total	$12,114	$17,854	$48,708	$41,470

Combined Ratio
Canada	97.9%	93.6%	97.2%	95.5%
U.S.	97.8%	98.4%	97.0%	98.5%

Total	97.8%	97.0%	97.0%	97.6%

Expense Ratio
Canada	27.9%	24.3%	27.1%	25.1%
U.S.	32.2%	29.0%	29.8%	28.0%

Total	30.7%	27.6%	28.9%	27.2%

Loss Ratio
Canada	70.0%	69.3%	70.1%	70.4%
U.S.	65.6%	69.4%	67.2%	70.5%

Total	67.1%	69.4%	68.1%	70.4%

Favourable (Unfavourable) change in
estimated unpaid claims for prior accident
years (note 1):
Canada	$1,372	$(8,263)	$(5,765)	$(19,017)
U.S.	493	(1,356)	(612)	(20,492)

Total	$1,865	$(9,619)	$(6,377)	$(39,509)

As a % of net premiums earned (note 2):
Canada	(0.7%)	4.7%	1.1%	3.9%
U.S.	(0.1%)	0.3%	0.1%	1.6%

Total	(0.3%)	1.6%	0.4%	2.2%

As a % of unpaid claims (note 3):
Canada			0.8%	3.6%
U.S.			0.0%	1.7%

Total			0.3%	2.4%

Note 1 – (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year reported combined ratio.

Note 3 – Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year.

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at September 30, 2005 and December 31, 2004
(In thousands of Canadian dollars, except for per share amount)

3.	Financial Strength:

Some of the key indicators of the Company’s financial strength are as follows:

	Sept 30, 2005		December 31, 2004

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2.1	x	2.2	x
Interest Coverage Ratio	7.3	x	6.7	x
Total Bank and Senior Debt to Capitalization Ratio	23.7%		25.1%

4.	Summary of Quarterly Results in U.S. dollars over the previous five quarters

The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

			2005		2004

	Q3	Q2	Q1	Q4	Q3

Gross premiums written	$452,341	$478,446	$524,606	$473,951	$472,971

Net premiums earned	461,446	469,300	415,825	451,332	453,329

Total revenue	495,557	497,305	451,853	478,843	473,914

Net realized gains (after tax)	8,011	3,188	11,094	5,705	1,189

Underwriting profit	10,023	14,296	15,369	8,123	13,606

Net income	31,339	29,647	38,121	29,828	23,353

Book value per share	$ 13.65	$ 12.93	$ 12.47	$ 11.86	$ 11.19

Earnings per share
Basic	$ 0.55	$ 0.52	$ 0.68	$ 0.53	$ 0.42
Diluted	0.55	0.52	0.67	0.53	0.41

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three and nine months ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

	Quarter to Sept 30:	9 months to Sept 30:
	2005	2004	2005	2004
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 37,500	$ 30,606	$ 120,997	$ 94,661
Items not affecting cash:
Amortization	2,482	3,057	7,325	8,206
Future income taxes	(3,698)	9,966	(5,458)	19,394
Net realized gains	(13,804)	(2,057)	(36,328)	(18,184)
Amortization of bond premiums & discounts	2,715	5,370	11,754	21,434

	25,195	46,942	98,290	125,511
Net change in other non-cash balances:	50,739	71,562	162,939	238,703

	75,934	118,504	261,229	364,214
Financing activities:
Increase of share capital	54	64	2,993	2,942
Common share dividends	(2,824)	--	(8,467)	--
Increase (decrease) in loan payable	6,728	26,738	14,248	(82,070)
Increase (decrease) in senior unsecured indebtedness
	--	(2,642)	--	166,879

	3,958	24,160	8,774	87,751
Investing activities:
Purchase of investments	(740,056)	(796,461)	(2,219,580)	(2,482,143)
Proceeds from sale of investments	657,811	676,990	1,937,356	2,017,134
Financed premiums receivable, net	3,355	5,609	(2,087)	(6,445)
Net change to capital assets	(6,043)	(2,434)	(9,776)	(12,363)

	(84,933)	(116,296)	(294,087)	(483,817)
Increase (decrease) in cash during period	(5,041)	26,368	(24,084)	(31,852)
Cash, beginning of period	85,655	82,663	104,698	140,883

Cash, end of period	$ 80,614	$ 109,031	$ 80,614	$ 109,031

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

On behalf of the Board of Directors, I am pleased to report our financial results for the third quarter and nine months ended September 30, 2005 in Canadian dollars except where indicated.

For the three months ended September 30, 2005, net income increased 23% to $37.5 million (U$31.3 million) compared to $30.6 million (U$23.4 million) in the third quarter of 2004. Net income for the nine months ended September 30, 2005 was a record $121.0 million (U$99.1 million), an increase of 28% over the $94.7 million (U$71.2 million) reported last year. Our annualized return on equity was 16.8% in the quarter compared to 15.4% in the same quarter of 2004, and 19.0% for the year to date compared to 16.8% for the same period last year. Diluted earnings per share increased 22% to $0.66 (U$0.55) compared to $0.54 (U$0.41) for the third quarter of 2004. For the nine month period, diluted earnings per share increased by 27% to a record $2.13 (U$1.74) over the $1.68 (U$1.26) for the same period last year.

The combined ratio for the quarter was 97.8% (97.0% year to date) compared to 97.0% (97.6% year to date) for the third quarter of 2004 producing a quarterly underwriting profit of $12.1 million (U$10.0 million) a decrease of 32% over the same period last year. At the end of the quarter, our book value per share was at $15.87 (U$13.65), an increase of 12% from Q3 2004 and the fair value of our investment portfolio, including cash, increased to $3.4 billion (U$2.9 billion) or $59.40 (U$51.09) per common share at September 30, 2005.

We are very pleased with our results for the third quarter and the year to date. These results are a reflection of the Company’s strong geographical and product diversification. Once again, severe storm losses in the United States are reminders that underwriting discipline must be maintained to provide acceptable returns for shareholders.

Outlook

Over the last few quarters we have experienced competitive conditions in several of our U.S. markets, however, we believe the recent industry events will lead to an increased focus on underwriting profitability. As a result, we anticipate profitable growth opportunities will arise in the next several quarters particularly in the fragmented U.S. markets.

We are pleased that we have completed the acquisition of Zephyr Insurance Company in October. Zephyr is the premier provider of residential hurricane coverage in the State of Hawaii. This acquisition is consistent with our interest in acquiring profitable businesses that add to our geographic and product diversification and we expect that the acquisition will be immediately accretive to our earnings.

I am pleased to announce that the Board of Directors has declared a quarterly dividend of $0.05 per common share, payable on December 31, 2005 to shareholders of record on December 15, 2005.

Sincerely,

/s/ William G. Star

William G. Star
President & Chief Executive Officer
November 3, 2005

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Nine Month Periods Ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the third quarter of fiscal 2005 and 2004; with the MD&A set out on pages 16 to 54 in the Company’s 2004 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the second quarter of fiscal 2005 and the notes to the audited consolidated financial statements for fiscal 2004 set out on pages 62 to 74 of the Company’s 2004 Annual Report.

The Company has indicated its intention to convert its financial statements to U.S. dollar reporting during 2005. The Company has decided to implement its change to U.S. dollar reporting at the end of 2005 in order to present complete financial statements and MD&A for the current year and for all prior periods included in the Annual Report. The Company believes that this will allow shareholders to more fully understand the Company’s historical and current operating trends, results and financial position. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers about non-GAAP measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 79 of the 2004 Annual Report. The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares. The Company uses net operating income information which is calculated as net income excluding after-tax net realized gains and losses on investments. A reconciliation of net income to net operating income is presented below in thousands of Canadian dollars.

	Quarter to Sept 30:		9 months to Sept 30:
	2005	2004	2005	2004
	(unaudited)

Net income, as reported	$37,500	$30,606	$120,997	$94,661
Net realized gains before tax, as reported	13,804	2,057	36,328	18,184
Tax effect on net realized gains	4,306	379	9,344	3,273

Net realized gains after tax	9,498	1,678	26,984	14,911

Net operating income	$28,002	$28,928	$ 94,013	$79,750

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Nine Month Periods Ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

For the three months ended September 30, 2005 and 2004

        Gross Premiums Written.    During the third quarter of 2005, gross premiums written declined 12% to $543.9 million (declined 4% to U$452.3 million), compared with $618.7 million (U$473.0 million) in the third quarter last year. In the quarter, U.S. operations represented 65% of gross premiums written, compared with 69% in the third quarter last year. Gross premiums written from U.S. operations decreased 17% to $351.4 million (decreased 10% to U$292.2 million) compared with $424.0 million (U$324.0 million) last year. Declines were experienced from non-standard automobile in several U.S. states due to aggressive competition as well as the termination of certain programs. Gross premiums written from Canadian operations were $192.5 million (U$160.1 million) for the quarter, compared to $194.7 million (U$149.0 million) in Q3 last year.

        Net Premiums Written.    Net premiums written increased 2% to $532.3 million (U$442.5 million) compared with $519.5 million (U$397.2 million) for the third quarter of last year. Net premiums written from the U.S. operations decreased 6% to $348.4 million (U$289.6 million) compared with $371.3 million (U$283.7 million) last year. Net premiums written from the Canadian operations increased 24% to $183.8 million (U$152.9 million) compared with $148.2 million (U$113.5 million) in the third quarter of last year. The Company did not renew the quota share reinsurance treaties entered into in the second quarter of 2004 upon their expiry on April 1, 2005. In the third quarter of 2004 the Company ceded premiums written amounting to $58.3 million (U$44.6 million) under these treaties which reduced net premiums written in that quarter. Premiums ceded to reinsurers represented 2.1% of gross premiums written compared to 16.0% in Q3 last year.

        Net Premiums Earned.    Net premiums earned declined 6% to $554.6 million (increased 2% to U$461.4 million) for the quarter compared with $592.5 million (U$453.3 million) for the third quarter last year. For U.S. operations, net premiums earned decreased 14% to $358.0 million (decreased 7% to U$297.8 million) compared with $417.2 million (U$319.2 million) in the third quarter of 2004. Net premiums earned from Canadian operations increased by 12% to $196.6 million (U$163.6 million) compared with $175.3 million (U$134.1 million) in Q3 last year. The quota share treaties entered into in 2004 reduced net premiums earned in the Q3 2004 by $63.4 million (U$48.5 million).

        Investment Income.    Investment income increased 8% to $26.9 million (increased 18% to U$22.5 million) compared with $24.9 million (U$19.1 million) for the third quarter of 2004, primarily as a result of the increase in the investment portfolio. The investment portfolio increased by 7% compared to the end of Q3 last year due to positive cash flow and from operations.

        Net Realized Gains.    Net realized gains amounted to $13.8 million (U$11.7 million) compared with $2.1 million (U$1.5 million) in the third quarter of 2004. Net realized gains after-tax were $9.5 million (U$8.0 million) or $0.17 (U$0.14) diluted earnings per share compared with $1.7 million (U$1.2 million) or $0.03 cents (U$0.02) diluted earnings per share in the third quarter of 2004.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Nine Month Periods Ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

        Claims Incurred.    The claims ratio for the third quarter of 2005 was 67.1%, compared to 69.4% in the third quarter last year. The claims ratio for the U.S. operations improved to 65.6% compared with 69.4% for the third quarter of 2004. During the third quarter of 2005 the Company incurred losses of approximately $2.6 million (U$2.1 million) related to storms in the United States which increased the loss ratio for the U.S. operations by 0.7% for the quarter. The claims ratio for the Canadian operations was 70.0% compared to 69.3% in the third quarter of last year. During the third quarter the Company incurred losses of approximately $3.0 million ($4.8 million in Q3 last year) related to storms in Canada which increased the loss ratio for the Canadian operations by 1.5% for the quarter.

        Underwriting Expenses.    The combined ratio of 97.8% for the third quarter produced an underwriting profit of $12.1 million (U$10.0 million), compared with the combined ratio of 97.0% and $17.9 million (U$13.6 million) underwriting profit reported in the same quarter of 2004. For the quarter, the U.S. operations combined ratio improved to 97.8% (98.4% Q3 last year) which produced an underwriting profit of $8.0 million ($6.7 million Q3 last year). As a result of improved loss ratios on U.S. program business, the accrual for profit-sharing commission in the third quarter was increased by $15.1 million (U$12.5 million) compared to $2.5 million (U$1.9 million) for the same quarter last year. The increased accrual for profit-sharing commission increased the U.S. operations and consolidated expense ratio by 4.2% and 2.7%, respectively in the quarter. The Canadian operations combined ratio was 97.9% (93.6% Q3 last year) with an underwriting profit of $4.1 million ($11.2 million Q3 last year).

        Interest Expense.    Interest expense in the third quarter of 2005 was $8.3 million (U$6.9 million), compared to $7.6 million (U$5.8 million) for the third quarter of 2004 reflecting the increase in interest rates in the U.S.

        Income taxes.    The income tax provision for the third quarter of 2005 was $6.9 million (U$5.8 million) or 16% of income before income taxes for the quarter compared with $6.4 million (U$4.9 million) or 17% for the same quarter last year.

        Net Income and Earnings Per Share.    Net income for the quarter increased 23% to $37.5 million (increased 34% to U$31.3 million) over the $30.6 million (U$23.4 million) reported in the third quarter last year. Diluted earnings per share increased 22% to $0.66 (increased 34% to U$0.55) for the quarter compared to $0.54 (U$0.41) for the third quarter of 2004.

        Net Operating Income.    Net operating income for the third quarter declined by 3% to $28.0 million (increased 5% to U$23.3 million) or $0.49 (U$0.41) diluted earnings per share compared with $28.9 million (U$22.2 million) or $0.51 (U$0.39) diluted earnings per share for the third quarter of 2004.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Nine Month Periods Ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

For the nine months ended September 30, 2005 and 2004

        Gross Premiums Written.    Gross premiums written were $1.78 billion (U$1.46 billion) for the first nine months of this year, compared to $2.03 billion (U$1.53 billion) for the same period last year. For the year to date, U.S. operations represented 67% of gross premiums written, compared with 71% last year. Trucking, non-standard automobile and commercial automobile premiums represented 30%, 29% and 13%, respectively, of gross premiums written for the first nine months of the year compared with 29%, 35% and 12%, respectively, last year. Gross premiums written from commercial lines represented 55% (52% same period last year) and personal lines represented 45% (48% same period last year). For the nine months, gross premiums written by the U.S. operations declined 17% to $1.20 billion (U$980.0 million) compared to $1.45 billion (U$1.09 billion) last year. Non-standard automobile premiums in the U.S. declined 31% to $390.6 million (U$319.0 million) from $567.7 million (U$427.6 million) for the first nine months of last year. The declines are attributable to aggressive competition and the termination of certain programs. Gross premiums written from Canadian operations were $582.3 million (U$475.4 million) for the year to date compared to $584.9 million (U$439.5 million) for the same period last year. Gross premiums written from Alberta decreased 30% to $89.0 million (U$72.7 million) year to date compared to $127.7 million (U$96.0 million) for the same period of 2004.

        Net Premiums Written.    Net premiums written were $1.74 billion (U$1.42 billion) year to date compared to $1.76 billion (U$1.32 billion) for the first nine months of 2004. Net premiums written from the U.S. operations decreased 6% to $1.18 billion (U$966.4 million) compared with $1.26 billion (U$948.2 million) last year. Net premiums written from the Canadian operations increased 11% to $556.9 million (U$454.5 million) compared with $501.1 million (U$376.5 million) in the third quarter of last year. Premiums ceded to reinsurers represented 2.3% compared to 13.4% for the first nine months of 2004.

        Net Premiums Earned.    For the first nine months of 2005, net premiums earned were $1.65 billion (U$1.35 billion) compared with $1.76 billion (U$1.33 billion) in the same period last year. The quota share treaties reduced net premiums earned by $50.2 million (U$41.6 million) in the first nine months of 2005 compared with $124.8 million (U$93.7 million) in the same period last year. The Company did not renew the quota share reinsurance treaties entered into in the second quarter of 2004 upon their expiry on April 1, 2005. Upon expiry of the treaties in the second quarter of 2005 unearned premiums of $63.7 million (U$51.2 million) were assumed by the Company which increased net premiums written for the second quarter and year to date results. For the first nine months of 2005 net premiums earned from U.S. operations were $1.11 billion (U$905.4 million) compared to $1.27 billion (U$956.9 million) last year, and for the Canadian operations were $539.7 million (U$441.2 million) and $491.6 million (U$370.2 million), respectively.

        Investment Income.    Investment income increased by 17% to $83.3 million (increased 27% to U$68.1 million) compared to $71.3 million (U$53.7 million) last year, primarily as a result of the increase in the investment portfolio. The investment portfolio increased by 7% compared to the end of Q3 last year due to positive cash flow and from operations.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Nine Month Periods Ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

        Net Realized Gains.    Net realized gains were $36.3 million (U$30.0 million) compared with $18.2 million (U$13.4 million) in the first nine months of last year. Net realized gains include adjustment to carrying value for declines in the market value considered other than temporary of $3.3 million for the year to date on investments still held compared to $0.2 million for the same period of 2004. On an after-tax basis, net realized gains were $27.0 million (U$22.3 million) or $0.48 (U$0.39) diluted earnings per share compared with $14.9 million (U$11.0 million) or $0.26 (U$0.19) diluted earnings per share for the first nine months of last year.

        Claims Incurred.    The claims ratio was 68.1% for the first nine months of the year compared to 70.4% for the same period last year. The claims ratio for the U.S. operations improved to 67.2% compared with 70.5% for the first nine months of 2004. During the third quarter the Company incurred losses of approximately $2.6 million (U$2.1 million) related to storms in the United States which increased the loss ratio for the U.S. operations by 0.2% year to date. The claims ratio for Canadian operations was 70.1% year to date compared to 70.4% last year. During the year the Company incurred losses of approximately $5.0 million ($4.8 million last year) related to storms in Canada in both the second and third quarter which increased the loss ratio for the Canadian operations by 0.9% year to date.

        Underwriting Expenses.    The combined ratio improved to 97.0% from 97.6% in the first nine months of 2004 which produced an underwriting profit of $48.7 million (U$39.7 million) compared with the $41.5 million (U$31.3 million) reported in the first nine months of last year. For the year to date, U.S. operations combined ratio improved to 97.0% (98.5% last year) which produced an underwriting profit of $33.6 million ($19.3 million last year). As a result of improved loss ratios on U.S. program business, the accrual for profit-sharing commission for the year to date has been increased to $39.2 million (U$33.1 million) compared to $6.6 million (U$5.2 million) for the nine months of 2004. The increased accrual for profit-sharing commission increased the U.S. operations and consolidated expense ratio by 3.5% and 2.4%, respectively for the year to date in 2005. The combined ratio for Canadian operations was 97.2% (95.5% last year), with an underwriting profit of $15.1 million ($22.2 million last year).

        Interest Expense.    Interest expense was $23.1 million (U$18.9 million) year to date compared to $20.5 million (U$15.5 million) in the first nine months of 2004 reflecting the increase in interest rates in the U.S.

        Income taxes.    The income tax provision for the year to date was $23.8 million (U$19.5 million) or 16% of income before income taxes for the year to date compared with $15.2 million (U$11.4 million) or 14% for the same period last year. The increase in the tax rate for the nine months is attributable to the improved profitability of the Canadian operations.

        Net Income and Earnings Per Share.    Net income for the nine months increased 28% to $121.0 million (increased 39% to U$99.1 million) over $94.7 million (U$71.2 million) reported last year. Diluted earnings per share increased by 27% to a record $2.13 (increased 38% to U$1.74) compared to $1.68 (U$1.26) for the same period last year.

        Net Operating Income.    Net operating income for the first nine months of 2005 increased 18% to $94.0 million (increased 28% to U$76.8 million) or $1.65 (U$1.35) diluted earnings per share compared with $79.8 million (U$60.2 million) or $1.41 (U$1.07) diluted earnings per share for the first nine months of 2004.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Nine Month Periods Ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

        Book Value Per Share and Return on Equity.    Book value per share increased by 12% to $15.87 (22% to U$13.65) from $14.12 (U$11.19) as at September 30, 2004. Our annualized return on equity was 19.0% for the first nine months of 2005 compared to 16.8% for the same period last year.

        Balance Sheet.    Total assets as at September 30, 2005 were $4.3 billion (U$3.7 billion) compared to $4.2 billion (U$3.5 billion) at the end of 2004. The investment portfolio, including cash increased 7% to $3,309.5 million (increased 10% to U$2,846.4 million), compared to $3,104.5 million (U$2,582.8 million) as at December 31, 2004. The fair value of the investment portfolio including cash represents $59.40 (U$51.09) per common share at September 30, 2005. Net unrealized gains at September 30, 2005 on the investment portfolio were $45.0 million (U$38.7 million) or $0.80 (U$0.68) per share outstanding as compared to $73.7 million (U$61.3 million) or $1.31 (U$1.09) per share outstanding at the end of 2004. Net unrealized gains on the common shares portfolio were $60.1 million (U$51.7 million) or $1.07 (U$0.92) per share outstanding at September 30, 2005 compared to $67.6 million (U$56.3 million) or $1.20 (U$1.00) per share outstanding at the end of 2004.

At September 30, 2005, 29% of the fixed income portfolio matures in less than one year and 53% matures after one year and in less than five years. Duration is a measure used to estimate the extent market values of fixed maturity investments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed maturity investments by $75.7 million at September 30, 2005, representing 2.8% of the $2,711.3 million fair value fixed maturity investment portfolio.

Unearned premiums as at September 30, 2005 was $759.0 million (U$652.8 million), compared to $762.5 million (U$634.3 million) at the end of 2004. During the first nine months of 2005 net unfavourable development in the provision for unpaid claims occurring prior to December 31, 2004 was approximately $6.4 million (U$4.9 million) or 0.3% of unpaid claims at the beginning of the year. The net unfavourable development was primarily attributable to a terminated U.S. trucking program, Alberta personal automobile and Canadian trucking. Provisions for unpaid claims have been increased by 4% to $2,102.6 million (increased 7% to U$1,808.4 million) compared to $2,030.4 million (U$1,689.2 million) at the end of 2004.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Nine Month Periods Ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

        Contractual Obligations.    Information concerning contractual obligations as at September 30, 2005 is shown below:

(in thousands of Canadian dollars)
	Payments Due by Period
	2005	2006	2007	2008 & 2009	Thereafter	Total

Loan payable	$6,202	$ --	$ --	$ --	$ 76,996	$ 83,198
Senior unsecured debentures	--	--	78,000	--	145,338	223,338
Subordinated indebtedness	--	--	--	--	105,224	105,224

Total	$6,202	$ --	$78,000	$ --	$327,558	$411,760

For further details on the Company’s long term debt and interest obligations, refer to note 11 to the Company’s 2004 audited consolidated financial statements and page 42 of the 2004 Annual Report which sets out the Company’s contractual obligations as at December 31, 2004.

        Liquidity and Capital Resources.    During the nine months ended September 30, 2005, the net cash provided from operations was $261.2 million compared to $364.2 million last year. The Company believes that the cash generated from the operating activities will be sufficient to meet our ongoing cash requirements, including interest payment obligations. Net cash provided by financing activities during the first nine months of 2005 was $8.8 million compared to $87.8 million for the first nine months of 2004. During the third quarter of 2005, the Company completed the Kingsway Linked Return of Capital Trust transaction of which the Company was a promoter. The net proceeds received from this transaction were utilized to reduce bank indebtedness. This transaction is more fully described in Note 5 of the attached unaudited interim consolidated financial statements.

As at September 30, 2005 the Company was sufficiently capitalized to support the premium volume of our insurance subsidiaries. Our Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at September 30, 2005 the MCT of our Canadian subsidiaries are well in excess of the target MCT level, with MCT margins ranging between 192% and 257%.

In the United States, a risk based capital (RBC) formula is used by the National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus exceed the regulatory minimum by 200% of the authorized control level. As at September 30, 2005 the RBC of our U.S. subsidiaries are well in excess of the NAIC requirement with RBC ratios ranging between 287% and 1,424%.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Nine Month Periods Ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at September 30, 2005 the capital maintained by Kingsway Reinsurance Corporation was $323.0 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was $11.3 million in excess of regulatory requirements in Bermuda.

        Off-Balance Sheet Financing.    The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 which is more fully described in Note 5 of the attached unaudited interim consolidated financial statements. The net proceeds from this offering were invested into a Kingsway controlled entity which is not consolidated based on accounting standards. The effect of this transaction is to show additional debt on the Company’s financial statements and an off-setting equity investment of $8.3 million into the non-consolidated affiliated entity. The Company does not have any other off-balance sheet financing arrangements.

        Summary of Quarterly Results.    The following table presents our financial results over the previous eight quarters.

	2005			2004				2003

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Gross premiums written	$543,889	$595,069	$643,637	$578,989	$618,656	$701,980	$710,445	$651,583

Net premiums earned	554,559	583,762	510,100	550,944	592,465	585,864	584,830	617,642

Total revenue	595,307	618,555	554,229	584,526	619,450	619,285	613,929	668,210

Net income	37,500	36,739	46,758	36,344	30,606	33,287	30,768	17,992

Earnings per share
Basic	$0.66	$0.65	$0.83	$0.65	$0.54	$0.59	$0.55	$0.32
Diluted	0.66	0.65	0.82	0.64	0.54	0.59	0.55	0.32

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Nine Month Periods Ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

Outlook

The Company’s 2004 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading Risks Factors in the Management’s Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

Forward Looking Statements

This shareholders report includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2004 Annual Report under the heading Risks Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed at www.sedar.com or through the Company’s website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and nine months ended September 30, 2005 and 2004
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Sept 30:		9 months to Sept 30:
	2005	2004	2005	2004
	(unaudited)

Gross premiums written	$543,889	$618,656	$1,782,595	$2,031,081

Net premiums written	$532,250	$519,459	$1,740,923	$1,759,557

Revenue:
Net premiums earned	$554,559	$592,466	$1,648,421	$1,763,160
Investment income	26,944	24,927	83,342	71,320
Net realized gains	13,804	2,057	36,328	18,184

	595,307	619,450	1,768,091	1,852,664
Expenses:
Claims incurred	372,359	411,389	1,123,117	1,242,196
Commissions and premium taxes	121,895	105,731	341,422	332,082
General and administrative expenses	48,191	57,492	135,174	147,412
Interest expense	8,269	7,615	23,057	20,546
Amortization of intangibles	156	174	476	529

	550,870	582,401	1,623,246	1,742,765

Income before income taxes	44,437	37,049	144,845	109,899
Income taxes	6,937	6,443	23,848	15,238

Net income	$ 37,500	$ 30,606	$ 120,997	$ 94,661

Earnings per share:
Basic:	$0.66	$0.54	$2.15	$1.68
Diluted:	$0.66	$0.54	$2.13	$1.68
Weighted average shares outstanding (in ‘000s):
Basic:	56,467	56,174	56,405	56,100
Diluted:	56,965	56,543	56,857	56,461

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	Sept 30 2005 (unaudited)	Dec 31 2004

ASSETS
Cash	$ 80,614	$ 104,698
Investments	3,228,884	2,999,841
Accrued investment income	29,698	25,297
Accounts receivable and other assets	355,012	395,241
Due from reinsurers and other insurers	264,498	312,996
Deferred policy acquisition costs	170,436	170,576
Income taxes recoverable	--	12,535
Future income taxes	62,222	57,871
Capital assets	71,557	70,336
Goodwill and intangible assets	78,149	80,919

	$ 4,341,070	$ 4,230,310

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Loan payable	$ 83,198	$ 72,002
Accounts payable and accrued liabilities	110,175	132,635
Fund withheld payable to reinsurer	56,900	94,586
Income taxes payable	4,529	--
Unearned premiums	759,006	762,472
Unpaid claims	2,102,592	2,030,449
Senior unsecured indebtedness	223,338	228,250
Subordinated indebtedness	105,224	108,781

	3,444,962	3,429,175

SHAREHOLDERS’ EQUITY
Share capital	474,879	471,886
Issued and outstanding number of common shares
56,471,120 – September 30, 2005
56,210,250 – December 31, 2004
Contributed surplus	3,955	2,285
Currency translation adjustment	(156,187)	(133,967)
Retained earnings	573,461	460,931

	896,108	801,135

	$ 4,341,070	$ 4,230,310

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three and nine months ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

	Quarter to Sept 30:		9 months to Sept 30:
	2005	2004	2005	2004
	(unaudited)

Retained earnings, beginning of period	$538,785	$393,981	$460,931	$329,926
Net income for the period	37,500	30,606	120,997	94,661
Common share dividends	(2,824)	--	(8,467)	--

Retained earnings, end of period	$573,461	$424,587	$573,461	$424,587

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three and nine months ended September 30, 2005 and 2004
(In thousands of Canadian dollars)

	Quarter to Sept 30:	9 months to Sept 30:
	2005	2004	2005	2004
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 37,500	$ 30,606	$ 120,997	$ 94,661
Items not affecting cash:
Amortization	2,482	3,057	7,325	8,206
Future income taxes	(3,698)	9,966	(5,458)	19,394
Net realized gains	(13,804)	(2,057)	(36,328)	(18,184)
Amortization of bond premiums & discounts	2,715	5,370	11,754	21,434

	25,195	46,942	98,290	125,511
Net change in other non-cash balances:	50,739	71,562	162,939	238,703

	75,934	118,504	261,229	364,214
Financing activities:
Increase of share capital	54	64	2,993	2,942
Common share dividends	(2,824)	--	(8,467)	--
Increase (decrease) in loan payable	6,728	26,738	14,248	(82,070)
Increase (decrease) in senior unsecured indebtedness	--	(2,642)	--	166,879

	3,958	24,160	8,774	87,751
Investing activities:
Purchase of investments	(740,056)	(796,461)	(2,219,580)	(2,482,143)
Proceeds from sale of investments	657,811	676,990	1,937,356	2,017,134
Financed premiums receivable, net	3,355	5,609	(2,087)	(6,445)
Net change to capital assets	(6,043)	(2,434)	(9,776)	(12,363)

	(84,933)	(116,296)	(294,087)	(483,817)
Increase (decrease) in cash during period	(5,041)	26,368	(24,084)	(31,852)
Cash, beginning of period	85,655	82,663	104,698	140,883

Cash, end of period	$ 80,614	$ 109,031	$ 80,614	$ 109,031

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

1.	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004 as set out on pages 55 to 74 of the Company’s 2004 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2.	Stock-based compensation

As reported on pages 63 of the Company’s 2004 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the third quarter 2005, the Company recorded $584,000 of stock-based compensation expense included in employee compensation expense.

For stock options granted in years prior to 2003, the Company must provide the following pro forma disclosures of net income and earnings per share as if the Company had measured the additional compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

		Three months ended September 30,

	2005	2004

Net income
As reported	$37,500	$30,606
Pro forma	37,500	30,151
Basic earnings per share
As reported	$ 0.66	$ 0.54
Pro forma	0.66	0.54
Diluted earnings per share
As reported	$ 0.66	$ 0.54
Pro forma	0.66	0.53

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

2.	Stock-based compensation – continued:

		Nine months ended September 30,

	2005	2004

Net income
As reported	$120,997	$94,661
Pro forma	120,914	93,226
Basic earnings per share
As reported	$ 2.15	$ 1.68
Pro forma	2.14	1.66
Diluted earnings per share
As reported	$ 2.13	$ 1.68
Pro forma	2.13	1.65

The per share weighted average fair value of options granted during 2005 and 2004 was $3.58 and $3.79, respectively. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at September 30

	2005		2004

Risk-free interest rate	3.53%		4.34%
Dividend yield	1.02%			0.0%
Volatility of the expected market price of the Company's common shares	2	2.5%	4	5.7%
Expected option life (in years)	3.9		4.7

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

3.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information – continued:

	Three Months ended September 30, 2005

	Canada	United States	Corporate and Other	Total

Gross premiums written	$192,493	$351,396	$ --	$543,889
Net premiums earned	196,599	357,960	--	554,559
Investment income	12,710	15,465	(1,231)	26,944
Net realized gains	12,012	1,829	(37)	13,804
Interest expense	--	6,389	1,880	8,269
Amortization of capital assets	294	1,176	266	1,736
Amortization of intangible assets	--	156	--	156
Net income tax expense (recovery)	7,929	(1,689)	697	6,937
Net income (loss)	19,275	20,466	(2,241)	37,500

	Three Months ended September 30, 2004

	Canada	United States	Corporate and Other	Total

Gross premiums written	$194,690	$423,966	$ --	$618,656
Net premiums earned	175,286	417,180	--	592,466
Investment income	10,438	14,597	(108)	24,927
Net realized gains	263	1,793	1	2,057
Interest expense	--	5,657	1,958	7,615
Amortization of capital assets	198	1,581	306	2,085
Amortization of intangible assets	--	174	--	174
Net income tax expense (recovery)	6,167	(964)	1,240	6,443
Net income (loss)	14,462	18,194	(2,050)	30,606

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information – continued:

	Nine Months ended September 30, 2005

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 582,322	$1,200,273	$ --	$1,782,595
Net premiums earned	539,716	1,108,705	--	1,648,421
Investment income	36,436	48,420	(1,514)	83,342
Net realized gains	22,324	14,041	(37)	36,328
Interest expense	--	16,824	6,233	23,057
Amortization of capital assets	748	3,860	767	5,375
Amortization of intangible assets	--	476	--	476
Net income tax expense (recovery)	21,209	522	2,117	23,848
Net income (loss)	47,181	78,278	(4,462)	120,997

Total assets	$1,700,081	$2,606,344	$ 34,645	$4,341,070

	Nine Months ended September 30, 2004

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 584,870	$1,446,211	$ --	$2,031,081
Net premiums earned	491,609	1,271,551	--	1,763,160
Investment income	29,627	41,743	(50)	71,320
Net realized gains	4,659	13,507	18	18,184
Interest expense	--	14,872	5,674	20,546
Amortization of capital assets	584	4,777	878	6,239
Amortization of intangible assets	--	529	--	529
Net income tax expense (recovery)	13,716	(1,648)	3,170	15,238
Net income (loss)	38,672	60,792	(4,803)	94,661

Total assets	$1,379,178	$2,735,911	$ 34,699	$4,149,788

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information – continued:

	Quarter to Sept 30:		9 months to Sept 30:
	2005	2004	2005	2004

Favourable (Unfavourable) change in estimated unpaid claims for prior accident years (note 1):
Canada	$1,372	$(8,263)	$(5,765)	$(19,017)
U.S.	493	(1,356)	(612)	(20,492)

Total	$1,865	$(9,619)	$(6,377)	$(39,509)

As a % of net premiums earned (note 2):
Canada	(0.7%)	4.7%	1.1%	3.9%
U.S.	(0.1%)	0.3%	0.1%	1.6%

Total	(0.3%)	1.6%	0.4%	2.2%

As a % of unpaid claims (note 3):
Canada			0.8%	3.6%
U.S.			0.0%	1.7%

Total			0.3%	2.4%

Note 1 – (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year reported combined ratio.

Note 3 – Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year.

4.	Investments

The carrying amounts and fair values of investments are summarized below:

	September 30, 2005

	Carrying amount	Fair value

Term deposits	$ 456,954	$ 455,460
Bonds:
Government	520,170	521,515
Corporate	1,749,329	1,734,286
Preferred shares	1,500	1,511
Common shares	394,766	454,911
Financed premiums	106,165	106,165

	$3,228,884	$3,273,848

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

4.	Investments – continued

	December 31, 2004

	Carrying amount	Fair value

Term deposits	$ 317,853	$ 317,626
Bonds:
Government	590,050	592,693
Corporate	1,662,783	1,666,447
Preferred shares	--	--
Common shares	324,323	391,964
Financed premiums	104,832	104,832

	$2,999,841	$3,073,562

5.	Loan Payable

On July 14, 2005 Kingsway Linked Return of Capital Trust completed its public offering of $78 million of 5.00% Kingsway Linked Return of Capital Preferred Units due June 30, 2015 of which the Company was a promoter. The net proceeds of the offering were used for a series of investments that included the purchase of a $74.1 million 7.12% senior note due June 30, 2015 issued by a Kingsway affiliate. The Company used the proceeds from the sale of this note for general corporate purposes, which included the payment of a portion of the amounts outstanding under Kingsway’s $150 million revolving credit facility.

6.	Subsequent Events

On October 31, 2005, the Company closed its previously announced acquisition of all of the outstanding shares of HI Holdings, Inc. (“HI”). HI is a holding company that owns all of the shares of Zephyr Insurance Company Inc. (“Zephyr”), an insurer of residential hurricane coverage in the State of Hawaii. During the first nine months of 2005, Zephyr wrote U$40 million of premiums. HI had U$26.7 million of assets and U$17.3 million of net assets on the balance sheet as at December 31, 2004. Based on the terms of the purchase agreement, total consideration is expected to be approximately U$25 million.

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION
As at and for the three and nine months ended September 30, 2005, December 31, 2004 and September 30, 2004
(Unaudited)

Financial Strength Indicators:

Some of the key indicators of the Company’s financial strength are as follows:

	September 30, 2005		December 31, 2004

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2.1	x	2.2	x
Interest Coverage Ratio	7.3	x	6.7	x
Total Bank and Senior Debt to Capitalization Ratio	23.7%		25.1%

Selected Financial Information expressed in thousands of U.S. dollars, except for per share amounts

The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

	Quarter to Sept 30:		9 months to Sept 30:
	2005	2004	2005	2004

Gross Premiums Written	$452,341	$472,971	$1,455,393	$1,527,855
Net Premiums Earned	461,446	453,329	1,346,571	1,327,042
Net Income	31,339	23,353	99,107	71,186
Earnings Per Share – diluted	$0.55	$0.41	$1.74	$1.26
Underwriting Profit	10,023	13,606	39,688	31,295
Book Value Per Share			$13.65	$11.19

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, William G. Star, President and Chief Executive Officer of Kingsway Financial Services Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc., (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November 3, 2005

/s/ William G. Star William G. Star President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, W. Shaun Jackson, Executive Vice President and Chief Financial Officer of Kingsway Financial Services Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc., (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November 3, 2005

/s/ W. Shaun Jackson W. Shaun Jackson Executive Vice President and Chief Financial Officer